Refactor Games Inc.



ANNUAL REPORT

3025 Airport Ave, D

Santa Monica, CA 90045

(215) 375-4343

https://www.refactorgames.com/

This Annual Report is dated April 12, 2023.

BUSINESS

Company Overview

Refactor Games is a video game studio and technology company in the interactive entertainment industry. We believe we build cutting edge interactive technology which allows us to make innovative new video games as well as other real-time 3D rendered interactive software and tools.

One of our technologies, the Sports Physics Engine, allows us to fully physically simulate any kind of team based sports match with real-time physics, allowing for emergent, unpredictable gameplay where every play is different.

Business Model

We develop and sell video games in strategic sectors based on our technology. In June we shipped Football Simulator, our first title to leverage the Sports Physics Engine. As of today, Football Simulater is offered on Steam Early Access for PC gamers. Over the next 12-24 months, we plan to develop the Simulator further and expand it to multiple platforms including Xbox Series X, PlayStation 5, Nintendo Switch, as well as VR platforms Pico VR, Meta Quest, and PlayStation VR, and mobile platforms iOS and Android.

We think we can repeat this cross-platform model with all of our titles.

Refactor Games, LLC is a California LLC that was formed on December 17, 2018. Refactor Games, Inc., a Delaware C-Corp, was formed on March 2, 2021. Refactor Games, LLC was assigned to Refactor Games, Inc. and is a subsidiary of Refactor Games, Inc.

Previous Offerings

Name: Class A and Class B

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 10,000,000

Use of proceeds: Operations

Date: March 02, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Legal Work

Date: January 06, 2022

Offering exemption relied upon: Regulation D - Accredited Investor

Type of security sold: SAFE

Final amount sold: $112,500.00

Use of proceeds: Product development / R&D / Operations / Equipment costs

Date: January 24, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $87,500.00

Use of proceeds: Product development / R&D / Operations / Equipment costs

Date: January 24, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Product development / R&D / Operations / Equipment costs

Date: January 24, 2022

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Product development / R&D / Operations / Equipment costs

Date: January 24, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

We can operate the company for another 3 months without revenue.

Foreseeable major expenses based on projections:

The major expenses of the company are salary and rent.

Future operational challenges:

The cost of labor for video game development is going up. We work in person, which allows us to produce higher quality products than our competitors, but the cost of labor per person is higher.

Future challenges related to capital resources:

While we are not tied to NFTs, we believe that the video game industry's past association with NFTs has an impact on video game investment in general.

The NFT video game market was hot in 2021 and early 2022, but has now cooled. There has been a backlash in gamer circles regarding NFTs, which we have observed are widely thought of as frivolous and akin to a Ponzi scheme.

In our experience, we have observed that many gamers have been wary of microtransactions to begin with, let alone microtransactions that use uncommon currencies. Steam, our most important first platform, has banned NFTs outright, as they cut into Steam's revenue. Other platforms are still figuring out where they stand regarding NFTs.

Additionally, while NFT games appear to still possess a large investment segment, investment in NFT games has shrunk. For example, our first client, which made up about half of our first year's revenue, had us develop an NFT game. To be clear, we have clients who pay us in USD to develop their NFT games or platforms. We hold no NFT assets as a corporation.

As such, we believe that the general attitude towards NFT-related games can affect our bottom line.

Future milestones and events:

We believe that the full launch of our titles including Football Simulator, Journeyman and Battleground Mars will have significant impact as well as the results of ongoing negotiations for large development deals with clients.

"Full Launch" typically happens 18-30 months after Early Access Launch. "Full Launch" means bug free, feature complete and, for us, online multiplayers having the game available on multiple platforms. Typically press like GameSpot, IGN and others do not report on Early Access games until Full Launch. Most gamers don't look at games until Full Launch either. You won't see Early Access games available at big box stores like Target. Etc.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $49,337.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Nathan Burba

Amount Owed: $144,600.00

Interest Rate: 0.0%

Maturity Date: January 01, 2029

Founder's loan does not have a maturity date.

Creditor: DKC News (PR Firm)

Amount Owed: $12,500.00

Interest Rate: 0.0%

Maturity Date: December 31, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nathan Aaron Burba

Nathan Aaron Burba's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, President, Secretary, Treasurer

Dates of Service: January, 2022 - Present

Responsibilities: I am the Co-Founder, CEO and Lead Engineer. I run the management team as well as the technical team and I am the largest shareholder. I receive $120k in annual compensation.

Other business experience in the past three years:

Employer: Survios

Title: Co-Founder and President

Dates of Service: May, 2013 - September, 2020

Responsibilities: Co-founded and scaled the company from 4 to 125+ employees. Raised $54M in venture funding. Recruited a talented team of developers, managers and executives. Built a world class company culture. Executive Producer on hit titles Raw Data, Sprint Vector and Creed: Rise To Glory. Creative Director and Project Lead on revolutionary music title Electronauts.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Nathan Aaron Burba

Amount and nature of Beneficial ownership: 8,100,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Nathan Burba

Relationship to Company: Officer

Nature / amount of interest in the transaction: Loan

Material Terms: During the past period, the company borrowed money from the owner, Nathan Burba. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan was $144,600 and 12,600, respectively.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, SAFE - Friends & Family Financing (2/26/2022), SAFE - Legal Work - Blue Heron Ventures (1/6/2022), and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,143,517 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,100,000 with a total of 8,100,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,150,000 with a total of 1,150,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

SAFE - Friends & Family Financing (2/26/2022)

The security will convert into Preferred stock and the terms of the SAFE - Friends & Family Financing (2/26/2022) are outlined below:

Amount outstanding: $250,000.00

Maturity Date: April 01, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Equity financing, liquidity event, or dissolution event.

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Standard Preferred Stock (if the Post-Money Valuation Cap is used) or Safe Preferred Stock (if the Discount Rate is used) equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to

the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of:

(i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or

(ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE - Legal Work - Blue Heron Ventures (1/6/2022)

The security will convert into Preferred stock and the terms of the SAFE - Legal Work - Blue Heron Ventures (1/6/2022) are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Automatic Termination

Material Rights

Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

Liquidity Event. If there is a Liquidity Event (Change of Control, a Direct Listing or an Initial Public Offering) before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor

immediately prior to the consummation of the Dissolution Event.

Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Preferred Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of

those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the video game industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of

this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, creating video games. Our revenues are therefore dependent upon the market for gaming. Minority Holder; Securities with No Voting Rights The Class B Common Stock shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the

company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our IP agreements could not be finalized. Possibility that we don't pass TRCs on consoles/platforms. Consoles/platforms may reject our application to publish a game. Some games might be too difficult to optimize onto mobile platforms. There is the possibility that all of our IP or individual game financing deals fall through. Games on consoles (non PC or mobile) require TRCs (Technical Requirements Checklist) which are very stringent. If our game fails to load, maintain good framerate or one of 100 or more technical requirements, it will not be released on that platform until those are fixed. A console or platform can unilaterally reject our game for no good reason. Some games we develop may be too complex or developed in a way that stops us from porting to specific platforms depending on their requirements. Single company operator CEO currently wears many hats. For example, our CEO is the Lead Engineer on Football Simulator, in addition to serving as CEO and the head of Operations, Production, and Finance. The development of the Football Simulator would be difficult to complete without the CEO. The CEO believes that if they are not able to perform at a high level, the Company will not function correctly. This can be solved by hiring another executive who could manage the company in tandem with the CEO, but the timeline of this hiring has not been finalized. As such, the CEO could continue to perform numerous different tasks within the company for an indefinite amount of time, which could affect the Company's operations in the future.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 12, 2023.

Refactor Games Inc.

By   /s/ *Nathan Burba*

     Name: <u>Refactor Games, Inc.</u>

     Title: Co-Founder and CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

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Exhibit A

FINANCIAL STATEMENTS

REFACTOR GAMES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Refactor Games, Inc.
Santa Monica, California

We have reviewed the accompanying consolidated financial statements of Refactor Games, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 13, 2023
Los Angeles, California

REFACTOR GAMES INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	65,694	$	6,139
Total Current Assets		**65,694**		**6,139**
Property and Equipment, net		560		-
Total Assets	$	**66,254**	$	**6,139**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	144,600	$	12,600
Total Current Liabilities		**144,600**		**12,600**
Simple Agreement for Future Equity (SAFEs)		304,688		-
Total Liabilities		**449,288**		**12,600**
STOCKHOLDERS EQUITY				
Class A Common Stock		81		10
Class B Common Stock		12		-
Retained Earnings/(Accumulated Deficit)		(383,126)		(6,471)
Total Stockholders' Equity		**(383,034)**		**(6,461)**
Total Liabilities and Stockholders' Equity	$	**66,254**	$	**6,139**

See accompanying notes to financial statements.

REFACTOR GAMES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 263,466	$ -
Cost of Goods Sold	-	-
Gross profit	263,466	-
Operating expenses		
General and Administrative	572,934	6,471
Sales and Marketing	12,500	-
Total operating expenses	585,434	6,471
Operating Income/(Loss)	(321,968)	(6,471)
Interest Expense	-	-
Other Loss/(Income)	54,688	-
Income/(Loss) before provision for income taxes	(376,655)	(6,471)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (376,655)	$ (6,471)

See accompanying notes to financial statements.

REFACTOR GAMES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

| (in , $US) | Class A Common Stock | | Class B Common Stock | | Retained earnings/ | Total Shareholder |
	Shares	Amount	Shares	Amount	(Accumulated Deficit)	Equity
Inception- March 2, 2021						
Issuance of Stock	1,000,000	$ 10				$ 10
Net income/(loss)					$ (6,471)	(6,471)
Balance—December 31, 2021	1,000,000	10	-	-	$ (6,471)	$ (6,461)
Issuance of Restricted Stock	7,100,000	71	1,150,000	12		83
Net income/(loss)					(376,655)	(376,655)
Balance—December 31, 2022	8,100,000	$ 81	1,150,000	$ 12	$ (383,126)	$ (383,034)

See accompanying notes to financial statements.

REFACTOR GAMES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(376,655)	$	(6,471)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Change in fair value of SAFE obligations		54,688		
Depreciation of Property		140		-
Net cash provided/(used) by operating activities		**(321,828)**		**(6,471)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(700)		-
Net cash provided/(used) in investing activities		**(700)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		83		10
Borrowing on Shareholder Loans		132,000		10,000
Borrowing on SAFEs		250,000		-
Net cash provided/(used) by financing activities		**382,083**		**10,010**
Change in Cash		59,555		3,539
Cash—beginning of year		6,139		2,600
Cash—end of year	$	**65,694**	$	**6,139**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Refactor Games, Inc. was incorporated on March 2, 2021, in the state of Delaware. The consolidated financial statements of Refactor Games, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). On February 17, 2022, the contributor Nathan Burba acquired 100% of the membership percentage interest in Refactor Games LLC, a California limited liability company. Refactor Games, Inc. issued to Nathan Burba 8,100,000 shares of the Corporation's Class A Common Stock in exchange for the contribution of Contributor's 100% Membership Percentage Interest in the LLC. The Company's headquarters are located in Santa Monica, California

We make emergent, experimental video games. We list our games on online platforms such as "Steam". People then purchase them.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Refactor Games Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its video games on online platforms.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $12,500 and $0, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 13, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 700	$ -
Property and Equipment, at Cost	700	-
Accumulated depreciation	(140)	-
Property and Equipment, Net	$ 560	$ -

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $140 and $0, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares Class A and Class B with par value of $0.00001. As of December 31, 2022, and December 31, 2021, 8,100,000 shares and 1,000,000 shares of Class A have been issued and are outstanding, respectively. As of December 31, 2022, 1,150,000 shares of Class B have been issued and are outstanding.

5. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Inception -March 2, 2021	-	$ -	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2021	-	$ 0.00	-
Granted	1,150,000	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	1,150,000	$ 0.00	9.86

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 was $0.

6.   DEBT

Owner Loans

During the years presented, the company borrowed money from the owner, Nathan Burba. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022			For the Year Ended December 2021		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Nathan Burba	$ 144,600	0.00%	No set maturity	$ 144,600		$ 144,600	$ 12,600		$ 12,600
Total	$ 144,600			$ 144,600	$ -	$ 144,600	$ 12,600	$ -	$ 12,600

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount Rate	As of Year Ended December 31,	
					2022	2021
Safe I-IV	$ 250,000	Fiscal Year 2022	$ 5,000,000	80%	$ 304,688	
Total SAFE(s)	$ 250,000				$ 304,688	$ -

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Standard Preferred Stock (if the Post-Money Valuation Cap is used) or SAFE Preferred Stock (if the Discount Rate is used) equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

REFACTOR GAMES INC.
CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2022 AND DECEMBER 31, 2021

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(112,394)	$	(1,931)
Valuation Allowance		112,394		1,931
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(114,325)	$	(1,931)
Valuation Allowance		114,325		1,931
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $80,457, and the Company had state net operating loss ("NOL") carryforwards of approximately $33,868. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

During the past period, the company borrowed money from the owner, Nathan Burba. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan was $144,600 and 12,600, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On December 1, 2021, the Company entered into a sublease agreement with Globe Promotions LLC to rent premises located in Santa Monica, California. The base rent is $6,500. The term of this sublease shall be month-to-month commencing on January 1, 2022. Rent expenses were in the amount of $69,065 and $0 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 13, 2023, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

11.   GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $321,968, an operating cash flow loss of $321,828, and liquid assets in cash of $65,694, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Nathan Burba, Principal Executive Officer of Refactor Games Inc., hereby certify that the financial statements of Refactor Games Inc. included in this Report are true and complete in all material respects.

Nathan Burba

Co-Founder and CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer